Mobilicom Ltd.

May 12, 2022

Via Electronic Mail

Office of Manufacturing

U.S. Securities Exchange Commission

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Kevin Woody, Geoff Kruczek and Jay Ingram

Re:	Mobilicom Ltd. Registration Statement on Form F-1 filed April 28, 2022 File No. 333-264523

Gentlemen:

This letter is in response to the letter dated May 6, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Mobilicom Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Registration Statement on Form F-1 filed April 28, 2022

Impact of the Continuing COVID-19 Pandemic, page 41

1)

We note your revisions in response to prior comment 2. Please expand to clarify the duration of each of the matters added to your disclosure, including the start date and, if applicable, the end. If the condition continues, please state so directly. Also revise to quantify the historical and expected future impact on your business and financial condition.

RESPONSE: The Company revised the disclosure on page 41 of the Registration Statement to respond to the Staff’s comment.

Manufacturing and Assembly, page 53

2)

Please expand your revisions in response to prior comment 3 to clarify what you mean by “partnership.” Is there an agreement? What are the respective rights and obligations of the parties? Explain how the partnership “expands our manufacturing capabilities and enables us to deliver larger quantities of products upon demand and in a timely manner, on schedule, thus allowing for consistent product delivery.”

RESPONSE: The Company revised the disclosure on page 53 of the Registration Statement to respond to the Staff’s comment.

Principal Shareholders, page 63

3.)	Please revise to identify the natural person(s) who have or share voting and/or dispositive powers or the power to receive the economic benefit of the shares held by each entity listed in the table.

RESPONSE: The Company revised the disclosure on pages 63-64 of the Registration Statement to respond to the Staff’s comment.

Description of Share Capital, page 65

4.)	Please disclose the conversion ability in Section 4.4 of Exhibit 3.1.

RESPONSE: The Company revised the disclosure on pages 65 and 66 of the Registration Statement to respond to the Staff’s comment, which disclosure includes input from the Company’s Australian counsel.

5.)	Please file Exhibits 10.7 and 10.8. It appears they were not included with this public filing.

RESPONSE: The Company has filed Exhibit 10.7 and 10.8 with the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Avital Perlman, Esq., of Sichenzia Ross Ference LLP at (212) 930-9700.

Mobilicom Ltd.

/s/ Oren Elkayam
Name:	Oren Elkayam
Title:	Chief Executive Officer